Forterus Inc.'s Behavioral Healthcare Subsidiary Boosts Its Capacity By 13 Percent in Response to Rising Demand

Monday September 15, 7:30 am ET

HUNTINGTON BEACH, Calif., Sept. 15 /PRNewswire-FirstCall/ -- A Better Tomorrow Treatment Center Inc., the behavioral healthcare subsidiary of Forterus Inc. (OTC Bulletin Board: FTER - News), has acquired an additional facility, boosting the clinic's capacity by 13 percent.   “We have been running at full capacity for the past couple of weeks, so the additional space will enable us to accommodate the rising demand for A Better Tomorrow's treatment services," said Paul Howarth, CEO of Forterus. He said A Better Tomorrow's patients will begin using the new facility on Wednesday.

"Our facilities manager, Charles Anderson, did a great job in increasing our capacity in short period of time," Howarth continued.

In addition to acquiring more space for residential treatment of drug, alcohol and gambling addictions, A Better Tomorrow has hired additional personnel, boosting its workforce by 2 percent.

"We provide a public service by helping people break the chain of addiction, but our growth is also enabling us to provide additional employment opportunities during a down economy," Howarth said.

Murrieta, Calif.-based A Better Tomorrow Treatment Center Inc. is accredited by the Commission on Accreditation of Rehabilitation Facilities (CARF), placing it in the top 5 percent of drug and alcohol treatment centers in California.

Forterus, Inc. and its subsidiaries engage in diverse business activities, including thoroughbred breeding and racing, drug and alcohol rehabilitation, and finance. For more information on Forterus and A Better Tomorrow, please visit their respective websites at www.forterus.com, www.abttc.com, and www.genrecovery.net.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains, and Forterus may from time to time make, written or oral "forward-looking statements" within the meaning of the U.S. federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside Forterus's and/or its subsidiaries control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements.

     Paul Howarth
     (888) 257-8345
     ir@forterus.com